September 27, 2012

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 4, 2012, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 31, 2012 File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the July 31, 2012 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (“SEC”) on March 30, 2012 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2011

Exhibit 99.2 - Consolidated Financial Statements

Note 3.3 – Property, plant and equipment, page 15

Staff Comment No. 1

We note from your response to our prior comment 2 that revenues realized from sales of pre-commercial production will be recorded as a reduction of the asset, Property, plant and equipment. Please provide us with a thorough discussion supporting such position under IFRS.

Securities and Exchange Commission September 27, 2012 Page 2

Eldorado Gold’s Response:

Our position on the accounting treatment for sales proceeds of pre-commercial production is based on our interpretation of IAS 16, Property, plant and equipment.

Per IAS 16 paragraph 16(b) the elements of the costs of property, plant and equipment include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, generally referred to as “commissioning” in the mining industry.

According to IAS 16 paragraph 17(e), included in directly attributable costs are costs of testing whether the asset is functioning as intended, after deducting the net proceeds from selling any items produced while bringing the asset to that location and condition.

As of June 30, 2012, all gold sales from Efemçukuru were derived from gold produced during the period of testing and commissioning of the plant and equipment.  The proceeds from these gold sales have been recorded as a deduction of the cost of property, plant and equipment.

As the IFRS standard for property, plant and equipment permits deducting the proceeds from selling production during the commissioning phase of a mine from the cost of property, plant and equipment, we have chosen to apply this method of accounting as it relates to the Efemçukuru gold project.  This accounting principle has been and will continue to be applied consistently across all projects during the commissioning phase.

Note 18 – Income tax expense and deferred taxes

Temporary differences associated with investments in subsidiaries, page 28

Staff Comment No. 2

We note you had approximately $1.028 billion of unremitted earnings of foreign subsidiaries as of December 31, 2011 which you determined are indefinitely reinvested. We also note from your response to our prior comment 8 that you believe dividends, exploration and evaluation expenditures, development costs and capital expenditures in jurisdictions outside of China and Turkey, and administrative and corporate operating expenses, will be funded with earnings and cash from future operations and other sources, including your corporate debt facility. Please clarify for us which operations, including locations, will generate cash flows sufficient for you to pay your domestic administrative and corporate operating expenses and domestic dividends to shareholders. In your response, clarify how much operational cash flow was generated that could be used for domestic purposes and provide us with your ex-China/Turkey cash needs for the fiscal year ended December 31, 2011 and six months ended June 30, 2012.

Securities and Exchange Commission September 27, 2012 Page 3

Eldorado Gold’s Response:

Management anticipates that operations in China (Tanjianshan, Jinfeng and White Mountain), Turkey (Kişladağ and Efemçukuru) and Brazil (Vila Nova) will generate cash-flow out of future operations, a portion of which may be used to fund Eldorado’s domestic cash expenditures.   See also our response to question 3 below, which expands upon other cash sources available to Eldorado which may also fund domestic cash expenditures in the foreseeable future.

The table below illustrates how Eldorado covered its domestic cash expenditure for the year ended December 31, 2011 and the six months ended June 30, 2012.

Eldorado Cash Sources and Cash Requirements:	Table 1

The Company used dividends paid only out of the current earnings of its Turkish and Chinese subsidiaries to fund domestic cash expenditures.   For example, during the year ended December 31, 2011 and the six months ended June 30, 2012, Eldorado repatriated cash by way of dividends from its Turkish subsidiary ($67M and $122M respectively, net of withholding tax) and its Chinese subsidiary Jinfeng ($30M and $20M respectively, net of withholding tax).   During the same periods, after tax net income of the Turkish subsidiary was $229M and $128M respectively, and after tax net income of Jinfeng was $94M and $54M respectively. Withholding tax was accrued at the time management determined that a portion of the current earnings were likely to be paid as dividends. As noted in the table above, Eldorado had sufficient cash sources to fund its domestic cash requirements for the year ended December 31, 2011 and the six months ended June 30, 2012.  Historical unremitted earnings of the Company at December 31, 2011 were not required to be distributed.

Securities and Exchange Commission September 27, 2012 Page 4

Staff Comment No. 3

We reviewed your response to our prior comment 8. Considering the three major development projects acquired since December 31, 2011, the related funding requirements associated with such acquisitions and the fact that you drew $50 million from your HSBC revolving credit facility during the six months ended June 30, 2012, please clarify for us if you still consider your unremitted earnings of foreign subsidiaries indefinitely reinvested at June 30, 2012.

Eldorado Gold’s Response:

Management continues to expect the unremitted earnings of foreign subsidiaries at December 31, 2011 to be indefinitely reinvested.    We expect that domestic cash requirements, including funding for major development projects, will be met primarily by a combination of the following:

●	Dividends paid out of a portion of future earnings of Eldorado’s profitable Turkish and Chinese subsidiaries, for which withholding tax is accrued;
●	Repayment of intercompany loans by subsidiaries;
●	Capital reductions by subsidiaries not subject to withholding tax;
●	Issuance of treasury stock; and
●	Third party debt.

Regarding third party debt, we continue to evaluate additional sources of funds to support our needs, including bank facilities, corporate bonds, etc., where financing costs are attractive in the current low interest rate environment.
Management’s reinvestment assertion is further supported by the asset mix pertaining to the unremitted earnings.    The historical unremitted earnings of the Company have been reinvested in non-cash assets including property, plant and equipment and continue to support the expansion of our business in Turkey, China, etc.

Exhibit 99.3 – Management’s Discussion and Analysis

Capital Resources, page 17

Staff Comment No. 4

In your response to our prior comment 8, you state that expenditures outside of China and Turkey will be funded with earnings from future operations and other sources, including your debt facility. Please show us where your liquidity discussion discloses this assertion for investors to better understand your liquidity

Securities and Exchange Commission September 27, 2012 Page 5

position. Alternatively, please confirm you will modify your disclosure in future filings to clearly state you intend to fund these liquidity needs using debt, or other sources as applicable. Please include a sample of your proposed disclosure in your response.

Eldorado Gold’s Response:

We confirm that we will modify our disclosure in future filings to clearly state that we will use other sources as applicable.

A sample of our proposed disclosure, which would appear in the Liquidity and capital resources section of the management discussion and analysis, is as follows:

Management believes that the working capital at June 30, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6654.

Sincerely, Eldorado Gold Corporation

/s/ Fabiana Chubbs Fabiana Chubbs Chief Financial Officer